1775 I Street, N.W.
Washington, DC  20006-2401
+1  202  261  3300  Main
+1  202  261  3333  Fax
www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1  202  261  3313  Direct
+1  202  261  3016  Fax

June 24, 2009

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Tia Jenkins

Re:           Buckeye Technologies Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
File No. 001-14030

Ladies and Gentlemen:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 10, 2009 from Ms. Tia Jenkins, Senior Assistant Chief Accountant, to Mr. John B. Crowe, Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2008 (the “Form 10-K”), as filed with the Commission on August 27, 2008.  For your convenience, the Staff’s comment is included in this letter and is followed by the Company’s response.

Certain information provided in the Company’s response is included for the Staff’s reference on a supplemental basis.  The Company respectfully submits that such information does not rise to the general materiality level for the Company’s disclosures, and therefore, except as noted below, the Company does not propose to disclose this additional information on an ongoing basis.

Form 10-K for Fiscal Year Ended June 30, 2008

Notes to Consolidated Financial Statements, page F-9

Note 17: Contingencies, page F-26

1.
For each of the requirements under the Fenholloway Agreement described in the second paragraph of your response to comment 6 of our letter dated April 22, 2009, please explain to us whether you have accrued the costs as of June 30, 2008, and the basis for recording or not recording a liability under the guidance of SFAS 5 and SOP 96-1.  It appears that you have disclosed the total anticipated cost but it remains unclear to us the costs accrued as of June 30, 2008.  To the extent you believe you cannot estimate the costs, disclose this fact in future filings along with the range or amount of reasonably possible additional costs.

No costs were accrued as of June 30, 2008 under the agreement with the Florida Department of Environmental Protection (“FDEP”), approved by the Environmental Protection Agency (the “EPA”) in 1995, pursuant to which the Company agreed to a comprehensive plan to attain Class III (“fishable/swimmable”) status for the Fenholloway River under applicable Florida law (the “Fenholloway Agreement”) or for the costs the Company anticipates incurring in connection with the National Pollutant Discharge Elimination System (“NPDES”) permit.  As described below, the Company believes that these costs fall under one of the situations referred to in paragraph 147 of Statement of Position 96-1, such as those described in Emerging Issues Task Force Issue 90-8, Capitalization of Costs to Treat Environmental Contamination (“EITF 90-8”), where it may be appropriate to capitalize environmental remediation costs.  Accordingly, they do not constitute a loss contingency within the meaning of SFAS No. 5.  Rather, the Company believes that these costs will be capitalized as incurred pursuant to EITF 90-8 because they are expected to (i) mitigate or prevent future environmental contamination that has yet to occur and that otherwise may result from future operations and (ii) improve the property compared to its condition when acquired, in addition to, in certain cases, extending the life and improving the efficiency of property owned by the company.

The Fenholloway Agreement requires the Company to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River to a point closer to the mouth of the river and (iv) provide oxygen enrichment to the treated wastewater prior to discharge at the new location.  In addition, the Company expects that the NPDES permit, as described below, will impose additional requirements on the Company, including further in-plant process changes.

Certain of the requirements under the Fenholloway Agreement cannot be completed until receipt of the NPDES permit.  The EPA objected to the draft NPDES permit prepared in connection with the Fenholloway Agreement and requested additional environmental studies to identify possible alternatives to the relocation of the wastewater discharge point.  In August 2005, the FDEP redrafted the proposed NPDES permit to address the EPA’s comments.  The FDEP completed the required public notice, review and comment process and issued a formal Notice of Intent to Issue Permit in November 2005, without EPA objection.  The proposed permit was challenged by some members of the public.

In January 2008, a pending administrative hearing related to the NPDES permit was dismissed due to anticipated revisions to the proposed permit based on additional studies and the development of a proposed total maximum daily load amount to be incorporated into the NPDES permit.  These studies have been completed and the information necessary to revise the proposed permit has been transmitted to the FDEP.  The permit revision process will be managed by the FDEP, and, accordingly, the Company does not know the timing for the issuance of the revised permit and the requisite public notice and review process at this time.

Under Statement of Financial Accounting Standards No. 5 (“SFAS 5”), a loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.  An estimated loss from a loss contingency must be accrued by a charge to income if both (1) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (2) the amount of loss can be reasonably estimated.  Not all uncertainties inherent in the accounting process, however, give rise to contingencies, as the term is used in SFAS 5.  Notably, costs that are expected to be capitalized as incurred do not constitute contingencies.

The balance of this response considers in detail each element of the Fenholloway Agreement and the expected requirements of the NPDES permit and its appropriate accounting treatment under SFAS No. 5, Statement of Position 96-1 and EITF 90-8.

Process Changes

The Company has completed the process changes within the Foley Plant as required by the Fenholloway Agreement.  Accordingly, no expected future costs were accrued, and no liabilities recorded, for these process changes as of June 30, 2008.

Based on its assessment of the likely requirements associated with the NPDES permit, the Company expects to incur capital expenditures of approximately $9 million during the fiscal years ending June 30, 2009 and 2010 with respect to additional in-plant process changes not required by the Fenholloway Agreement.  These capital expenditures include upgrades to, or replacement of, the Company’s brown stock washers.  Upon completion of these changes, water and chemical consumption at the Foley Plant will be reduced, and biochemical oxygen demand levels in the Fenholloway River and coloration of discharged wastewater also are expected to decline, all of which should mitigate future water pollution.  In addition, these capital expenditures will extend the useful life of certain machinery and equipment, improve efficiencies and allow the Company to continue manufacturing operations at the Foley Plant, thereby improving the condition of the property compared to its condition at the time of acquisition by the Company.  The Company therefore believes that the planned in-plant process changes satisfy the requirements for capitalization under EITF 90-8.  As a result, the associated costs may be capitalized according to paragraph 147 of Statement of Position 96-1 and do not constitute a loss contingency within the meaning of SFAS No. 5.  Accordingly, the Company did not accrue any costs as of June 30, 2008 for such in-plant process changes.

Restoration of Certain Wetlands

The Company has completed a majority of the activities required to restore certain wetlands areas in San Pedro Bay, which is located upstream from the Company’s Foley Plant and serves as a water source for the Fenholloway River.1  As of June 30, 2008, approximately $250,000 of expenditures remained to be incurred in order to complete a restorative project in San Pedro Bay.  This project will improve water flow in the Fenholloway River and also is expected to mitigate the overall impact to proximate wetlands associated with construction of the wastewater discharge pipeline described below.  The Company believes that the improved water flow of the Fenholloway River following such project will improve the assimilation of pollutants in the river and therefore supports the mitigation of future contamination.  In addition, this project will improve the condition of the property compared to that at the time of acquisition by the Company.  The Company therefore believes that the remaining wetlands restoration efforts satisfy the requirements for capitalization under EITF 90-8.  As a result, the associated costs may be capitalized according to paragraph 147 of Statement of Position 96-1 and do not constitute a loss contingency within the meaning of SFAS No. 5.  Accordingly, the Company did not accrue any costs as of June 30, 2008 for such wetlands restoration efforts.

Relocation of Wastewater Discharge Point

Relocation of the Foley Plant’s wastewater discharge point, which is expected to entail the construction of a $40 million pipeline, cannot commence until the NPDES permit is issued.  By relocating the wastewater discharge point, wastewater from the Foley Plant will be discharged into a portion of the Fenholloway River with greater water flow, which the Company expects to ameliorate future contamination of the river.  In addition, such relocation will improve the Foley Plant, as it will permit its continued operation in compliance with the Fenholloway Agreement and NPDES permit, thereby improving its condition compared to that at the time of acquisition by the Company (which condition would not otherwise permit continued operation in compliance with the Fenholloway Agreement and the NPDES permit).  The Company therefore believes that the relocation of the wastewater discharge point satisfies the requirements for capitalization under EITF 90-8.  As a result, the associated costs may be capitalized according to paragraph 147 of Statement of Position 96-1 and do not constitute a loss contingency within the meaning of SFAS No. 5.  Accordingly, the Company did not accrue any costs as of June 30, 2008 for the relocation of the Foley Plant’s wastewater discharge point.

[1]
Historically, the San Pedro Bay was a wetland.  In the 1950s, however, The Procter & Gamble Company, the previous owner of this property, installed canals in the San Pedro Bay to drain the wetlands, and the land was planted in pine trees.  The restoration project involves harvesting the pine trees and filling in the canals, thereby returning the San Pedro Bay to its historic wetland status, and planting native plant species.

Provide Oxygen Enrichment

The provision of oxygen enrichment at the Foley Plant’s relocated wastewater discharge point, a project expected to result in $10 million of costs, cannot be completed until such time as the wastewater discharge point is relocated, as described above.  Such oxygen enrichment is expected to improve the quality of the wastewater being discharged and to decrease future pollution in the area.  In addition, such enrichment will improve the Foley Plant as it will permit its continued operation in compliance with the Fenholloway Agreement and NPDES permit, thereby improving its condition compared to that at the time of acquisition by the Company (which condition would not otherwise permit continued operation in compliance with the Fenholloway Agreement and the NPDES permit).  The Company therefore believes that the oxygen enrichment project, or any other alternative technologies which might be required by the NPDES permit to achieve dissolved oxygen requirements in the Fenholloway River, will satisfy the requirements for capitalization under EITF 90-8.  As a result, the associated costs may be capitalized according to paragraph 147 of Statement of Position 96-1 and do not constitute a loss contingency within the meaning of SFAS No. 5.  Accordingly, the Company did not accrue any costs as of June 30, 2008 for the oxygen enrichment projects.

General

The Company recognizes the importance of disclosing to investors the expected costs associated with the Fenholloway Agreement and undertakes to continue to disclose the amount of capital expenditures that its expects to incur in connection therewith, including the basis therefor.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 220.261.3313 (or by facsimile at 202.261.3333) or William J. Tuttle at 202.261.3352 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

15113644